

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

E. Mark Rajkowski
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

      Re: Xylem Inc.
         Form 10-K for the Year Ended December 31, 2019
         Filed February 28, 2020

Dear Mr. Rajkowski:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology